SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2003

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Koningslaan 34
1075 AD Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                        N/A.

Ad Hoc Disclosure

The registrant has made an ad hoc disclosure dated January 15, 2002 announcing a new management incentive plan (the “Management Share Incentive Plan”) pursuant to the terms of the Restructuring Agreement, dated September 18, 2002, by and among the Company, Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Consenting Noteholders that are signatories thereto. Under the terms of the Management Share Inventive Plan, Senior Management of the registrant will receive up to 2,300,000 new bearer shares either in the form of a direct issuance or options. The ad hoc disclosure is attached to this report as Appendix A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: January 16, 2003	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and
Chief Financial Officer

3

APPENDIX A

IFCO Systems N.V. informs on Management Share Incentive Plan

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Amsterdam, January 15, 2003. IFCO Systems N.V. (Frankfurt: IFE1), (‘IFCO Systems’ or the ‘Company’), announced today that, according to the terms of the Restructuring Agreement, the Board of Directors has decided to introduce a new management incentive plan (the ‘Management Share Incentive Plan’). Based on the new Management Share Incentive Plan, members of the Senior Management shall receive up to 2,300,000 new bearer shares either in the form of a direct issuance or options.
For further information please contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 7
82049 Pullach – Deutschland
+49 89 744 91 223

end of ad-hoc-announcement (c)DGAP 15.01.2003

WKN: 157670; ISIN: NL0000268456; Index:
Listed: Amtlicher Markt in Frankfurt (SMAX); Freiverkehr in Berlin, Düsseldorf,
Hamburg, München

151824 Jän 03

A-1